UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

July 28, 2022

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

111 quai du Président Roosevelt
92130 Issy-les-Moulineaux, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file

annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the

information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

ORANGE

Date: July 28, 2022	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations

Orange financial results
#H1_2022

28th July 2022

Christel Heydemann
CEO

Ramon Fernandez
Delegate CEO Finance, Performance and Development

Disclaimer

This presentation contains forward-looking statements about Orange's financial situation, results of operations and strategy. Although we believe these statements are based on reasonable assumptions, they are subject to numerous risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. More detailed information on the potential risks that could affect our financial results is included in the Universal Registration Document filed on 31 March 2022 with the French Financial Markets Authority (AMF) and in the annual report on Form 20-F filed on 1 April 2022 with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made. Other than as required by law, Orange does not undertake any obligation to update them in light of new information or future developments.

Section One
Q2 2022 highlights



Key highlights

Second consecutive quarter of telecom **EBITDAaL margin increase**
+31bp yoy in Q2
+17bp yoy in H1

Strong growth of Organic Cash Flow*
reaching €1.4bn in H1 22
+€605m yoy

Signing with MásMóvil
to create a stronger integrated market player in Spain

* Telecom activities. See details on slide 28

Orange and Masmovil combine their operations in Spain

to become a sustainable integrated player with high growth potential

A 50/50 co-controlled newco with equal governance rights and a secured financing…

Orange Spain
EV €7.8bn
7.2x 2022e EBITDAaL[1]
Cash in
c.€4.20bn[2]

Masmovil
EV €10.9bn
8.7x 2022e EBITDAaL[1]
Cash in
c.€1.65bn[2]

…to create a solid integrated player to serve the needs of all market segments…

- **Revenues >€7.3bn[3]**
- **EBITDAaL >€2.2bn[3]**
- **7.1m[5] fixed customers**
- **24.8m[5] mobile customers**

…with complementary assets to be further developed…

FTTH HH >16m[4] » >98% 4G > 60% 5G coverage[5] » Multi-services

…thanks to significant synergies o/w 60% are contractual/mechanical in nature

Network synergies	>€230m
Sales, marketing & customer care	>€160m
Others	>€60m

Total synergies >€450m
run rate in year 4 after closing

(1) Orange multiples are proforma and after TOTEM carve-out. MASMOVIL multiples are proforma with the acquisition of EUSKALTEL (based on annualised synergies of EUSKALTEL)
(2) Subject to final adjustments at closing
(3) FY2022e (4) Q1 2022 figures of own network; total FTTH coverage of >27m HH (5) Q1 2022 figures

H1 & Q2 22 financial achievements

Revenues

H1 2022	Q2 2022
€21.3bn	€10.7bn
▲ +0.1% yoy	▼ -0.4% yoy

EBITDAaL

H1 2022	Q2 2022
€5.9bn	3.3bn
▲ +0.7% yoy	▲ +0.5% yoy

eCapex

H1 2022	Q2 2022
€3.4bn	€1.8bn
▼ -8.7% yoy	▼ -11.1% yoy

excl. cofinancing proceeds: Revenues +0.7% / +0.7%; EBITDAaL +3.0% / +4.5%

Organic Cash Flow

H1 2022

€1.4bn

+72% yoy

(Telecom)

Net debt / EBITDAaL

H1 2022

1.91x

stable

(Telecom)

Yoy: comparison with the same period of the previous year, on a comparable basis unless otherwise specified

All Group level mentions include both telecom and banking activities. Conversely, all mentions excluding Orange Bank are explicitly called "Telecom"

Our commitments for environment, digital inclusion and diversity



9 INDUSTRY, INNOVATION AND INFRASTRUCTURE
10 REDUCED INEQUALITIES
12 RESPONSIBLE CONSUMPTION AND PRODUCTION
13 CLIMATE ACTION
16 PEACE, JUSTICE AND STRONG INSTITUTIONS
17 PARTNERSHIPS FOR THE GOALS

Ambitions

Digital inclusion
develop connectivity and inclusive services

	Current	Ambitions
FTTH connectable homes	60.6m	**69m** / 2023
Orange Digital Centers	13	**26** / 2025

Environment
reduce our CO_2 eq. emissions and implement circular economy to achieve Net Zero Carbon by 2040

	Current	Ambitions
CO_2 emissions reduction (scope 1&2, vs 2015)	-12.4%	**-30%** / 2025
Collected mobile in Europe	21.5%	**30%** / 2025

Diversity
align gender representation in management with employee representation

	Current	Ambitions
Women in management network	31.9%	**35%** / 2025

Section Two
Financial results overview



H1 revenues stable

Q2 slightly down due to cofinancing base effect

H1 2022 revenue*	H1 2022	Q2 2022
€21.3bn	yoy +0.1% +€25m	yoy -0.4% -€46m

Q2 2022 revenue evolution per segment (yoy in €m)



-0.4%
10,761
Flat excl. cofi.
-124
-2.7%
+1.5% excl. Spain
-26
-0.9%
+7.2%
115
-22
-1.1%
+8.4%
13
-2
10,715
Q2 21 cb
France
Europe
MEA
Enterprise
Totem
Others
Q2 22

Q2 2022 revenue evolution per activity (yoy in €m)



-€46m
10,761
+2.0%
151
-107
-124
-11.1%
+2.0%
14
20
10,715
Q2 21 cb
Retail
Wholesale excl. cofi.
Cofi.
Equipment sales
Others
Q2 22

* Orange Bank Net Banking Income is not included in Group revenues but in "Other operating income", that is below the revenue line and feeds directly into consolidated EBITDAaL.

H1 EBITDAaL
margin increase

	Q2 2022	H1 2022
Group EBITDAaL	yoy +0.5% +€18m	yoy +0.7% +€42m
Group EBITDAaL margin	30.92% +30bp yoy	27.86% +17bp yoy
EBITDAaL Telecom	yoy +0.6% +€19m	yoy +0.7% +€42m
EBITDAaL margin Telecom	31.19% +31bp yoy	28.12% +17bp yoy

H1 22 Group EBITDaAL evolution per segment
yoy, in €m


+0.7%
Mobile financial services
Telecom activities
5,891
-56
-28
-0.9%
-38
-6.7%
+6.1%
46
+11.6%
126
-123
-25.3%
56
3
5,934
-56
H1 2021 cb
France
Spain
other Europeans countries
MEA
Enterprise
ICSS
Others
H1 2022

eCapex significant decrease
FTTH deployment peak passed

H1 2022 eCapex	H1 2022	Q2 2022
€3.4bn	yoy -8.7% -€324m	yoy -11.1% -€226m

H1 2022 eCapex evolution per segment (yoy in €m)



-8.7%
3,737
-331
-35
69
-15
-12
3,413
H1 21 cb
France
Europe
MEA
Enterprise
Others
H1 22

H1 2022 FTTH connectable homes per segment (in m HH)



60.6m HH
France 31.2
Spain 16.1
Poland 6.5
Central Europe 4.1
MEA 2.8

Net income **significant increase** after H1 2021 impairment on Spain



+€4,071m
-2,605
3,702
42
437
63
-173
1,467
H1 2021
impairment of Spain goodwill
1
EBITDAaL cb
adjustments cb*
2
financial result
D&A, income tax paid & others
H1 2022

H1 2022
Net income

€1.5bn

+€4.1bn yoy

1. Comparable basis counter effect of the impairment of Spain goodwill in H1 2021
2. Includes restructuring programmes (€266m)*

* See details on slide 26

Organic Cash Flow* strong growth

Organic Cash Flow (OCF)* reaching €1.4bn in H1 2022 (in €m)


2,590
-143
-441
-580
18
+€0.6bn yoy
1,445
EBITDAaL -eCapex (telecom activities)
change in working capital (incl. eCapex payables)
net financial interests paid**
income taxes paid
other operational items
OCF* H1 2022

Very solid balance sheet

	2021	H1 2022
Net debt* (telecom activities)	24,269	24,377
Average maturity of OSA bonds (years)	8.9	8.9
Average cost of gross debt	2.66%	2.54%
Net debt /EBITDAaL (telecom activities)	1.91x	1.91x

Strong liquidity position
(telecom activities)

€17.0bn***

*Telecom activities. See details on slide 28
**excluding €0.1bn in interest disbursed on lease liabilities
***o/w €10.8bn in cash and €6.1bn available undrawn amount of credit facilities

Section Three
Business Review



Q2 2022 France

EBITDAaL margin increase

in €m	Q2 22	yoy cb	H1 22	yoy cb
Revenues	**4,440**	**-2.7%**	**8,827**	**-1.7%**
Retail services	2,733	+1.4%	5,466	+1.6%
Wholesale	1,260	-11.9%	2,455	-9.4%
Equipment sales	267	+2.1%	552	+2.7%
EBITDAaL			**3,035**	**-0.9%**
eCAPEX			**1,673**	**-16.5%**

- **Q2 revenues stabilisation excl. cofinancing proceeds : retail growth excl. PSTN +3.4%**
- **H1 EBITDAaL margin improvement**: +28bp yoy at 34.4%
- **H1 eCapex significant decrease**: 90% fulfilment of owned FTTH deployment by 2023

ARPOs up **All churns improved** **NPS increase**

Fixed

Fixed only ARPO +€0.31

+263k **FTTH net adds**

26k FBB net adds

-237k xDSL net adds

55% FTTH adds* are new customers

Convergence

Convergent ARPO +€1.41

70.6€

Convergent services revenues growth



+2.2%
+3.8%
H1 21
H1 22

Mobile

Mobile only ARPO +€0.15

Mobile contracts net adds excl. M2M ('000)



+142
+173
Q2 21
Q2 22

Churn improvement ▷ 10.8% 10.5%

■ FTTH net adds in '000 ■ ADSL and other BB net adds in '000 ● Quarterly mobile churn rate *gross adds + migration

Q2 2022 Europe

Continued solid retail trend fuelling EBITDAaL growth

in €m	Q2 22	yoy cb	H1 22	yoy cb
Revenues	**2,677**	**-0.9%**	**5,325**	**-1.5%**
Retail services	1,832	+1.3%	3,642	+0.6%
Wholesale	445	-11.9%	877	-11.4%
Equipment sales	355	0.7%	719	-1.0%
EBITDAaL			**1,323**	**+0.6%**
eCAPEX			**835**	**-4.0%**

Mobile contract net adds* +75k

FBB net adds +14k o/w FTTH net adds +99k

* excl. M2M

Retail services back to growth yoy…



1,3%
-2,1%
Q2 21
Q3 21
Q4 21
Q1 22
Q2 22

… thanks to

Convergent services +3.1% yoy

IT&IS +17.7% yoy

Customer roaming recovery +52.7% yoy

H1 2022 EBITDAaL growth (in €m)



+0.6%
1,315
-38
-6.7%
+6.1%
+46
1,323
H1 21 cb
Spain
Other European Countries
H1 22

Q2 2022 Spain

Improving EBITDAaL trend

in €m	Q2 22	yoy cb	H1 22	yoy cb
Revenues	**1,133**	**-4.0%**	**2,265**	**-4.3%**
Retail services	780	-2.1%	1,565	-3.1%
Wholesale	209	-8.3%	406	-8.2%
Equipment sales	143	-7.8%	293	-5.4%
EBITDAaL			**524**	**-6.7%**
eCAPEX			**465**	**+4.1%**

Convergence net adds -21k | FBB net adds -21k

Mobile contract net adds* +10k | FTTH net adds +5k

Retail services fuelling improving EBITDAaL trend (yoy)...



0,9%
-2,1%
-8,1%
-8.3%
Q2 21
Q3 21
Q4 21
Q1 22
Q2 22
-7.5%
-6.7%
-16.2%
H1 20
H2 20
H1 21
H2 21
H1 22
Retail services revenues yoy
Convergent ARPO yoy
EBITDAaL yoy

Customer base resilience ...

Mobile contract*



11 393
11 432
Q2 21
Q2 22

* excl. M2M

FBB and fiber penetration



4,024
4,001
85%
88%
Q2 21
Q2 22
FTTH
ADSL & others

Convergence



3 020
2 988
Q2 21
Q2 22

...with churn improvement yoy

- -1.6pp Convergence churn
- -2.4pp FBB churn
- -2.8pp Mobile contract * churn

Q2 2022 Africa & Middle East

Sustained EBITDAaL margin improvement

in €m	Q2 22	yoy cb	H1 22	yoy cb
Revenues	**1,713**	**+7.2%**	**3,381**	**+7.9%**
Retail services	1,521	+8.6%	2,984	+8.9%
Wholesale	158	-0.8%	324	+1.9%
Equipment sales	24	-17.0%	55	-0.8%
EBITDAaL			**1,214**	**+11.6%**
eCAPEX			**609**	**+12.7%**

+1.2 pts EBITDAaL margin yoy



34.7%
35.9%
H1 2021 cb
H1 2022
EBITDAaL
EBITDAaL margin



3 solid growth engines
Data
+21.3% yoy
revenue growth
48.9m 4G customers
+28.3% yoy
FBB
+27.6% yoy
revenue growth
2.5m FBB customers
+23.6% yoy
B2B
+12.4% yoy
revenue growth

Q2 2022 Enterprise

EBITDAaL deteriorating substantially. Action plan initiated

in €m	Q2 22	yoy cb	H1 22	yoy cb
Revenues	**1,943**	**-1.1%**	**3,888**	**-0.2%**
Fixed only services	862	-7.6%	1,738	-6.8%
IT & integration services	845	+4.1%	1,663	+4.6%
Mobile	236	+7.0%	487	+10.6%
EBITDAaL			**364**	**-25.3%**
eCAPEX			**144**	**-9.6%**

Increasing IT&IS share in total Enterprise revenues



+2.0 pt
40.8%
42.8%
Q2 21
Q2 22

Sustained IT&IS revenue growth



Cybersecurity
Cloud
Digital & Data

+13% yoy in H1 22

+15% yoy in H1 22

+8% yoy in H1 22

OBS #3 French IT services provider

Source: Pierre Audoin Consultants – July, 7th 2022

Q2 2022 Cyberdefense

Double-digit growth in revenues

in €m	Q2 22	yoy cb	H1 22	yoy cb
Revenues	**235**	**+19%**	**463**	**+13%**



€1bn
2015
2016
2017
2018
2019
2020
2021
2022
2023

Revenue by region in H1 2022



RoW
NL
GE
BE
UK
Nordics
France

Growth driven by
France +18%
Nordics +20%
Germany +20%

A flourishing cyber market especially growing in Managed Services



Products
Services
USD181bn
CAGR >10%
2019
2021
2025
Source: Gartner June 2021

€1 invested by a client in a product = €1 in a service

A proven track record…

Growth acceleration in Q2 2022. On track to reach € 1bn revenues in 2023
Successful acquisition integration

Carve out achieved 1st of May while strengthening synergies with OBS

Structural NPS far above benchmark

>600 talents recruited in 2021
Expert management team dedicated to the project success

… with strong ambitions

- 2021: #1 in France, Belgium, Sweden
- Our goal: from top 5 to #1 in Europe within 5 years

Q2 2022 TOTEM

Robust growth of external hosting revenues

in €m	Q2 22	yoy cb	H1 22	yoy cb
Revenues	**167**	**+8.4%**	**328**	**+10.2%**
Wholesale	167	+8.4%	328	+10.2%
EBITDAaL			**180**	**+1.8%**
eCAPEX			**44**	**+7.0%**

Commercial successes: Line 15 South of Grand Paris metro bid and services to major MNOs in France and Spain

External hosting revenues growth : +6.7% yoy in H1 22



298
266
+3.1%
yoy
328
274
H1 21 cb
H1 22
Hosting revenues
Works & studies
Energy

16.1% (+0.6pt yoy) of H1 22 hosting revenues from external customers

First class asset



36,450
26,934
1.35x
H1 22
number of tenants
number of sites
Tenancy ratio*

Forward metrics

Tenancy ratio*	From 1.34x in Q4 2021 to **1.5x by 2026**
New sites	Up to 3 000 new macro sites to be built over the next 8 years **o/w 400 sites in 2022**

* Tenancy ratio defined as total number of active tenants divided by total number of sites. Ran sharing accounts for multiple tenants.

Section Four
Guidance



Guidance 2022
Ramp up towards 2023 confirmed

	2022 confirmed
EBITDAaL, yoy	Growth between +2.5 to +3%
eCAPEX	≤ €7.4bn
Organic Cash Flow (telecom)	≥ €2.9bn
Net debt / EBITDAaL (telecom)	Around 2x in the medium term
Dividend	€0.70

The guidance does not include any M&A transaction that has not yet been finalized.

Annexes

Convergence, the bedrock of our strategy

€ 1.9bn Convergent services revenues in Q2 2022

+3.2% yoy



Convergent B2C customer base in million



% of broadband B2C customer base
France
53%
5.86
5.88
5.90
5.91
53%
5.91
Q2 21 Q3 21 Q4 21 Q1 22 Q2 22
Spain
86%
3.02
3.03
3.02
3.01
85%
2.99
Q2 21 Q3 21 Q4 21 Q1 22 Q2 22
Poland
66%
1.52
1.53
1.55
1.56
67%
1.58
Q2 21 Q3 21 Q4 21 Q1 22 Q2 22

Churn improvement with convergence in Q2*

France	Spain	Poland
-4pts	-4pts	0pt

Quarterly convergent ARPO, in €/month in Q2

France	Spain	Poland
€70.6 +2.0% yoy	€53.3 +0.9% yoy	€24.5 +2.1% yoy**

Number of mobile lines per convergent offer (Q2 yoy growth)

France	Spain	Poland
1.69 +0.6% yoy	2.12 +4.4% yoy	1.86 -0.9% yoy

* Churn differential between convergent B2C customers and total fixed BB B2C customers
** YoY change calculated in local currency

Change in net income

(in millions euros)	H1 2021 historical	H1 2021 cb	H1 2022 actual
EBITDAaL	5,837	5,891	5,934
Adjustments*	(443)		7
Depreciation & amortization of fixed assets	(3,499)		(3,585)
Impairment of goodwill & fixed assets	(3,702)		-
Other income / (charge)	55		64
Operating income	**(1,752)**		**2,420**
Financial result	(436)		(373)
Tax	(417)		(580)
Net income from continuing activities	**(2,605)**		**1,467**
Net income from consolidated Group	**(2,605)**		**1,467**
Minority interests	165		249
Net income Group share	**(2,769)**		**1,218**

* See details on slide 27

Adjustments

in €m	H1 2021 Historical	H1 2022 Actual
Restructuring programs costs	(305)	(41)
Acquisitions and integration costs	(20)	(21)
Significant litigations	(89)	(2)
Specific labour expenses	(41)	35
o\w Senior Part Time	*(29)*	*40*
Fixed assets, investments and businesses portfolio review	12	36

orange

Change in net debt

(in millions of euros)	H1 2021 Historic	FY 2021 Historic	H1 2022 actual
EBITDAaL - eCAPEX (telecom activities)	2,060	5,060	2,590
Change in eCAPEX payables	(284)	(205)	(179)
Change in working capital requirements	382	120	37
Net interest paid (including dividends received)[1]	(582)	(997)	(441)
Income taxes paid	(500)	(955)	(580)
Other operational items[2]	(236)	(622)	18
Organic Cash Flow (telecom activities)	840	2,401	1,445
Licences and spectrum paid	(129)	(717)	(302)
Main litigations paid/received	(354)	(306)	(13)
Net impact of changes in the scope[3]	(291)	986[5]	(33)
Subordinated notes issuances (purchases), other related fees and coupons[4]	(475)	(550)	(121)
Dividends paid to owners of parent company	(1,330)	(2,127)	(1,063)
Dividends paid to non-controlling interests	(190)	(218)	(177)
Other financial items[3]	74	(250)	157
Change in net debt	(1,855)	(780)	(108)
Net financial debt	(25,344)	(24,269)	(24,377)
Ratio of net financial debt / EBITDAaL of telecom activities	**1.99x**	**1.91x**	**1.91x**

[1] Excluding €61m of interest expenses on IFRS 16 leases and financed assets in H1 2022, €121m in FY 2021 and €60m in H1 2021.

[2] Of which (i) disbursements related to "Part- Time for Seniors" plan in France (TPS, procedures in relation to agreements on the employment of seniors in France) and related to restructuring and integration costs, (ii) repayments of lease liabilities, and (iii) elimination of non-monetary effects included in EBITDAaL.

[3] Non-cash effects on net debt related to changes in the scope of consolidation previously presented under "other financial items" are now presented under "Net impacts of changes in the scope of consolidation" for €29m in FY 2021 and €5m in H1 2021.

[4] Of which: in FY 2021 coupons for €(238)m and issuances (purchases) and other related fees for €(311)m and H1 2021 coupons for €(163)m and issuances (purchases) and other related fees for €(311)m

[5] Mainly related to (i) disposal of 50% of Orange Concessions (€758m for shares sold net of cash and €663m of repayment of loans granted to Orange Concessions and its subsidiaries) and disposal of 50% of Światłowód Inwestycje (FiberCo in Poland, including €132m for shares sold net of cash), (ii) partly offset by the acquisition of 54% of Telekom Romania Communications (TKR) for €206m, the conditional voluntary takeover bid for Orange Belgium for €316m and the purchase of Groupama's minority interests in Orange Bank

Finance table details by segment

France

in €m	Q2 22	yoy cb	H1 22	yoy cb
Revenues	**4,440**	**-2.7%**	**8,827**	**-1.7%**
Retail services	2,733	+1.4%	5,466	+1.6%
Convergent services	1,202	+3.3%	2,406	+3.8%
Mobile only services	583	+3.5%	1,154	+2.8%
Fixed only services	948	-2.1%	1,907	-1.9%
Fixed only broadband	737	+3.3%	1,473	+3.8%
Fixed only narrowband	211	-17.3%	434	-17.4%
Wholesale	1,260	-11.9%	2,455	-9.4%
Equipment sales	267	+2.1%	552	+2.7%
EBITDAaL			**3,035**	**-0.9%**
EBITDAaL margin			34.4%	+0.3pt
eCAPEX			**1,673**	**-16.5%**
eCAPEX/revenues			19.0%	-3.4pt

Europe

in €m	Q2 22	yoy cb	H1 22	yoy cb
Revenues	**2,677**	**-0.9%**	**5,325**	**-1.5%**
Retail services	1,832	+1.3%	3,642	+0.6%
Convergent services	701	+3.1%	1,400	+3.4%
Mobile only services	714	-0.6%	1,414	-1.7%
Fixed only services	305	-3.4%	614	-4.3%
IT & integration services	112	+17.7%	214	+15.4%
Wholesale	445	-11.9%	877	-11.4%
Equipment sales	355	0.7%	719	-1.0%
Other revenues	45	+23.6%	87	+23.7%
EBITDAaL			**1,323**	**+0.6%**
EBITDAaL margin			24.8%	+0.5pt
eCAPEX			**835**	**-4.0%**
eCAPEX/revenues			15.7%	-0.4pt

Spain

in €m	Q2 22	yoy cb	H1 22	yoy cb
Revenues	**1,133**	**-4.0%**	**2,265**	**-4.3%**
Retail services	780	-2.1%	1,565	-3.1%
Convergent services	465	+0.0%	931	-0.2%
Mobile only services	198	-8.3%	399	-10.0%
Fixed only services	108	-0.9%	217	-3.2%
IT & integration services	9	+31.3%	18	+34.1%
Wholesale	209	-8.3%	406	-8.2%
Equipment sales	143	-7.8%	293	-5.4%
Other revenues	0	+0.0%	0	-5.6%
EBITDAaL			**524**	**-6.7%**
EBITDAaL margin			23.1%	-0.6pt
eCAPEX			**465**	**+4.1%**
eCAPEX/revenues			20.5%	+1.7pt

Africa & Middle East

in €m	Q2 22	yoy cb	H1 22	yoy cb
Revenues	**1,713**	**+7.2%**	**3,381**	**+7.9%**
Retail services	1,521	+8.6%	2,984	+8.9%
Mobile only services	1,313	+7.4%	2,578	+7.9%
Fixed only services	196	+14.1%	384	+12.9%
IT & integration services	12	+70.5%	21	+96.5%
Wholesale	158	-0.8%	324	+1.9%
Equipment sales	24	-17.0%	55	-0.8%
Other revenues	10	+8.3%	18	-1.4%
EBITDAaL			**1,214**	**+11.6%**
EBITDAaL margin			35.9%	+1.2pt
eCAPEX			**609**	**+12.7%**
eCAPEX/revenues			18.0%	+0.8pt

Enterprise

in €m	Q2 22	yoy cb	H1 22	yoy cb
Revenues	**1,943**	**-1.1%**	**3,888**	**-0.2%**
Fixed only services	862	-7.6%	1,738	-6.8%
Voice	252	-11.0%	514	-10.3%
Data	611	-6.1%	1,224	-5.2%
IT & integration services	845	+4.1%	1,663	+4.6%
Mobile	236	+7.0%	487	+10.6%
EBITDAaL			**364**	**-25.3%**
EBITDAaL margin			9.4%	-3.1pt
eCAPEX			**144**	**-9.6%**
eCAPEX/revenues			3.7%	-0.4pt

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